EXHIBIT 99.1

PRESS RELEASE DATED NOVEMBER 14, 2011

MILL CITY ANNOUNCES RESULTS FROM 2011 EXPLORATION AT MOUNT HINTON GOLD-SILVER PROJECT, YUKON

November 14, 2011 – Mill City Gold Corp. (TSX-V: MC, OTCQB: MCYGF, FWB: NJ6) ("Mill City" and/or the “Company”) is pleased to announce results from its 2011 exploration at the Mount Hinton Project, located in the Keno Hill District of central Yukon.  Highlights from the program include:

•	A drill intercept of 31.7 grams/tonne (g/t) gold across 1.52 m on the Mount Hinton property; and

•	Discovery of a new zone of mineralization on the nearby Gram property, a composite rock sample from which graded 276 g/t silver and 10% zinc.

The Mount Hinton property is located 2 km by road east of the community of Keno City, the site of a newly commissioned mill and the Bellkeno Mine which are owned by Alexco Resource Corp.  Exploration in 2011 at the Mount Hinton property involved 2073.25 m of reverse circulation percussion drilling that was completed in 47 holes using a self-propelled track-mounted drill.  The holes tested known and suspected veins located in the central part of the property.  Only a small percentage of the 72 known veins and numerous strong soil geochemical anomalies were tested.  The most significant assays from this drill program are tabulated below.

Hole	From (m)	To (m)	Interval (m)*	Au (g/t)	Ag (g/t)
PDH-MH-11-03	38.10	45.72	7.62	0.44	18.95
PDH-MH-11-04	42.67	44.20	1.52	0.378	30.50
PDH-MH-11-23	12.19	13.72	1.52	31.7	23.3
PDH-MH-11-24	1.52	3.05	1.52	0.526	3.02
PDH-MH-11-31	24.38	27.43	3.05	0.95	0.78
including	24.38	25.91	1.52	1.3	1.31
	32.00	44.20	12.20	0.604	4.71
including	36.58	38.10	1.52	1.28	10.45
PDH-MH-11-36	42.67	44.20	1.52	1.32	1.68
PDH-MH-11-37	6.10	15.24	9.14	0.507	2.71
including	10.67	12.19	1.52	1.65	10.15
PDH-MH-11-39	19.81	38.10	18.29	0.493	6.24
including	22.86	24.38	1.52	1.565	0.55
including	25.91	27.43	1.52	1.395	1.11
PDH-MH-11-40	16.76	19.81	3.05	0.052	45.1

* Internal lengths are believed to be 80 to 90% of true widths.

A map showing the drill hole locations can be viewed on the company’s website http://www.millcitygold.com/

The Keno Hill District is well known for its polymetallic silver-lead-zinc veins. The district has produced 6,600 kg of silver (214,035,599 troy ounces), 322,000 tonnes of lead and 198,000 tonnes of zinc (Cathro, 2006).  Mineralization is mostly hosted in veins and vein breccias contained within quartzite of the Keno Hill Formation.

The Mount Hinton property hosts 72 known veins.  Mineralization comprises gold-and silver-rich, milky white quartz veins commonly flanked by brecciated wallrock or fault gouge at the hanging wall and/or footwall.  Vein material is often re-brecciated or crushed by continued movement on the host fault.  The veins generally strike west-northwest and dip moderately to the southeast.

Results for the 2011 drill program continue to affirm potential for near-surface bulk-tonnage and higher-grade underground prospects.  Future exploration work should include additional drill testing along strike and down dip from the 2011 holes.  Drilling or trenching is also recommended beneath soil geochemical anomalies, particularly those in the Granite Creek basin, which could not be accessed in 2011 because of uncommonly high rainfalls.

The Gram property lies 3 km northeast of the Mount Hinton property.  This property has never been drilled or mechanically trenched.  The 2011 exploration program was designed to test the property’s potential for intrusive-related polymetallic veins (similar to those found elsewhere in the Keno Hill District) or a polymetallic volcanic-associated massive sulphide (VMS) deposit (similar to the nearby Marg Deposit owned by Redtail Metals Corp.).  The work comprised grid soil sampling (300 samples collected at 50 m spacings on 6 lines spaced 200 m apart) and prospecting .  The 2011 grid soil sampling program identified four areas of coincident, elevated silver-lead±antimony±arsenic±zinc±copper±gold values.  Elevated values are defined as 2 to 86.6 ppm silver, 100 to 1590 ppm lead, 5 to 89 ppm antimony, 100 to 1080 ppm arsenic, 500 to 8980 ppm zinc, 100 to 329 ppm copper and 20 to 130 ppb gold.  The anomalous areas are typically oriented along a west-northwest to east-southeast trend and appear to parallel bedding.

The most prospective target is a 125 by 800 m area, which includes a soil sample that yielded the highest values for silver, lead, arsenic, zinc and copper obtained from the geochemical survey.  This is the only target where silver and lead have coincident zinc, copper and gold support.  The most anomalous of the soil samples was collected at the site of a newly discovered showing that comprises limonite fragments and decomposed limonite within an approximately 20 by 20 m zone of rusty-weathering greenstone.  A composite sample of five pieces of limonite-rich material containing some residual blackjack sphalerite returned 276 g/t silver, 10% zinc and 205 ppm antimony.

The results of the 2011 exploration program at the Gram property are considered to be very encouraging.  The next phase of work should include: 1) additional sampling to enlarge and infill the area of soil geochemical coverage; 2) detailed prospecting in areas of elevated soil response; and 3) some form of mechanical trenching and/or drilling, the exact technique to be determined after more specific source areas for the anomalous soil are identified and evaluated.

Percussion drill samples from the Mount Hinton property were processed in large batches with each batch including up to four blank samples.  Analytical work was done by ALS Chemex with sample preparation in Whitehorse and assays and geochemical analyses in North Vancouver. All rock samples were initially analyzed for gold by fire assay followed by atomic absorption (Au-AA24) and 35 other elements by aqua regia digestion and mass spectromerty (ME-MS41).  Over limit values for gold were determined by fire assay and gravimetric finish (Au-GRA22).   All blank samples passed QAQC reviews.

Soil samples were dried, screened to -180 microns, and then analyzed for 35 elements using an aqua regia digestion followed by inductively coupled plasma and atomic emission spectrometry (ME-ICP41). An additional 30 g charge was further analysed for gold by fire assay fusion with inductively coupled plasma and atomic emission spectrometry (Au-ICP21).

The 2011 program was conducted by Archer, Cathro & Associates (1981) Limited.
Technical information in this news release has been reviewed by Heather Smith, B.Sc.,
P.Geo., a qualified person for the purpose of National Instrument 43-101.

Mill City has an option to acquire a 100% interest in the 400 claim Mount Hinton Project owned by Rockhaven Resources Ltd. (TSX-V: RK) (“Rockhaven”) covering approximately 82 sq km located in the Keno Hill mining district of Yukon, Canada.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

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